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Denver, Colorado 80265-2077

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November 2, 2016

Valerie J. Lithotomos, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re:	Delaying Amendment for SCM Trust Registration Statement on Form N-14
Shelton International Select Equity Fund -- File Nos. 333-214180; 811-05617

Dear Ms. Lithotomos:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of SCM Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement relating to the proposed reorganization of The FundVantage Trust Shelton International Select Equity Fund into the Shelton International Select Equity Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 20, 2016 pursuant to Rule 488 under the Securities Act. The Trust has been advised that the Commission has comments concerning the N-14 filing.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registration in the City of Denver and the State of Colorado, on the 2nd day of November, 2016.

If you have any questions or comments, please do not hesitate to contact Steve Rogers at (415) 625-4900.

Sincerely,
/s/ Teresa Axelson

Teresa Axelson
SHELTON CAPITAL MANAGEMENT | Advisory Group
1050 17th Street, Suite 1710
Denver, Colorado 80265-2077
PHONE: (415) 625-4911 | FAX: (303) 534-5627 | www.sheltoncap.com